Issuer Free Writing Prospectus dated November 10, 2021

Filed Pursuant to Rule 433

Registration No. 333-253630

(Supplementing the Preliminary Prospectus Supplement

dated November 10, 2021 to the Prospectus dated February 26, 2021)

PRICING TERM SHEET

Pacific Gas and Electric Company

$300,000,000 Floating Rate First Mortgage Bonds due 2022 (the “Floating Rate Mortgage Bonds”)

$900,000,000 1.70% First Mortgage Bonds due 2023 (the “2023 Mortgage Bonds”)

$550,000,000 3.25% First Mortgage Bonds due 2031 (the “New 2031 Mortgage Bonds”)

The information in this pricing term sheet relates to Pacific Gas and Electric Company’s offering of mortgage bonds listed above and should be read together with the preliminary prospectus supplement dated November 10, 2021 (the “Preliminary Prospectus Supplement”) relating to such offering and the accompanying prospectus dated February 26, 2021, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, included in the Registration Statement No. 333-253630 (as supplemented by such Preliminary Prospectus Supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented or incorporated by reference in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Capitalized terms not defined herein are defined as such in the Preliminary Prospectus.

Issuer:	Pacific Gas and Electric Company (the “Company”)

Anticipated Ratings (Moody’s/S&P/Fitch):*	Baa3 (stable) / BBB- (negative) / BBB- (stable)

Trade Date:	November 10, 2021

Settlement Date:**	November 15, 2021 (T+2)

Proceeds to the Company:	Approximately $1,755,421,556 (after deducting the underwriting discounts but before deducting estimated offering expenses payable by the Company).

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the mortgage bonds for the repayment of the entire $1.45 billion aggregate principal amount of Floating Rate First Mortgage Bonds due November 15, 2021 at maturity. The Company expects to use the remaining net proceeds from the offering for general corporate purposes, including the repayment of approximately $300 million of borrowings outstanding under the Utility Revolving Credit Facility, all as described in the Preliminary Prospectus.

Joint Book-Running	Barclays Capital Inc. Citigroup Global Markets Inc.

Managers:	MUFG Securities Americas Inc. Wells Fargo Securities, LLC BMO Capital Markets Corp. BNP Paribas Securities Corp. Mizuho Securities USA LLC

Co-Managers:	SMBC Nikko Securities America, Inc. BNY Mellon Capital Markets, LLC Loop Capital Markets LLC AmeriVet Securities, Inc. Penserra Securities LLC

Terms Applicable to the Floating Rate Mortgage Bonds

Aggregate Principal Amount Offered:	$300,000,000

Issue Price:	100.000%, plus accrued interest, if any, from November 15, 2021

Maturity Date:	November 14, 2022

Interest Payment Dates:	Interest on the Floating Rate Mortgage Bonds will be payable quarterly in arrears on February 14, May 14, August 14 and November 14 of each year, commencing on February 14, 2022, subject to adjustment as provided in the Preliminary Prospectus Supplement if any such date is not a business day, and at maturity.

Interest Period:	The period commencing on any Floating Rate Interest Payment Date (or, with respect to the initial Interest Period only, commencing on the initial issue date) to, but excluding, the next succeeding Floating Rate Interest Payment Date and, in the case of the last such period, the period from and including the Floating Rate Interest Payment Date immediately preceding the maturity date to, but excluding, the maturity date.

Initial Interest Rate:	The Calculation Agent will calculate the amount of accrued interest payable on the Floating Rate Mortgage Bonds by multiplying (i) the outstanding principal amount of the Floating Rate Mortgage Bonds by (ii) the product of (a) the interest rate for the relevant Interest Period multiplied by (b) the quotient of the actual number of calendar days in such Interest Period divided by 360. In no event will the interest rate on the Floating Rate Mortgage bonds be less than zero.

Observation Period:	In respect of each Interest Period, the period from, and including, the date that is two United States Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date that is two United States Government Securities Business Days preceding the Floating Rate Interest Payment Date for such Interest Period (or in the final Interest Period, preceding the maturity date).

Day Count Convention:	Actual number of days in the Interest Period/360

Interest:	The Floating Rate Mortgage Bonds will bear interest at a rate per annum equal to Compounded SOFR, plus 1.15% (115 basis points) (as further described in the Preliminary Prospectus under “—Description of Notes”)

Interest Payment Determination Dates:	The day that is two United States Government Securities Business Days before each Floating Rate Interest Payment Date

Regular Record Dates:	The date on the fifteenth calendar day prior to each such Floating Rate Interest Payment Date

Optional Redemption:	The Floating Rate Mortgage Bonds are not subject to optional redemption.

CUSIP / ISIN:	694308 JX6 / US694308JX68

Terms Applicable to the Fixed Rate Mortgage Bonds

Aggregate Principal Amount Offered:

2023 Mortgage Bonds: $900,000,000

New 2031 Mortgage Bonds: $550,000,000

The New 2031 Mortgage Bonds will constitute a further issuance of the 3.25% First Mortgage Bonds due 2031 (the “Existing 2031 First Mortgage Bonds”), of which $450,000,000 aggregate principal amount was issued on March 8, 2021. The New 2031 Mortgage Bonds will form a single series with, and have the same terms as the Existing 2031 First Mortgage Bonds other than the issue date, the initial interest accrual date, the initial interest payment date and public offering price). Upon settlement, the New 2031 Mortgage Bonds will have the same CUSIP number and will trade interchangeably with the Existing 2031 First Mortgage Bonds. Immediately after giving effect to the issuance of the New 2031 First Mortgage Bonds, an aggregate principal amount of $1,000,000,000 of 3.25% 2031 First Mortgage Bonds due 2031 will be outstanding.

Issue Price:	2023 Mortgage Bonds: 99.877%, plus accrued interest, if any, from November 15, 2021 New 2031 Mortgage Bonds: 101.011%, plus accrued interest of $8,143,055.56 from June 1, 2021

Maturity Date:	2023 Mortgage Bonds: November 15, 2023 New 2031 Mortgage Bonds: June 1, 2031

Interest:	2023 Mortgage Bonds: 1.70% per annum New 2031 Mortgage Bonds: 3.25% per annum

Interest Payment Dates:

2023 Mortgage Bonds: Interest on the 2023 Mortgage Bonds will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2022.

New 2031 Mortgage Bonds: Interest on the New 2031 Mortgage Bonds will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2021.

Regular Record Dates:

With respect to the 2023 Mortgage Bonds, May 1 and November 1, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day).

With respect to the New 2031 Mortgage Bonds, May 15 and November 15, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day).

Benchmark Treasury:	2023 Mortgage Bonds: 0.375% due October 31, 2023 New 2031 Mortgage Bonds: 1.250% due August 15, 2031

Benchmark Treasury Price:	2023 Mortgage Bonds: 99-23 3/8 New 2031 Mortgage Bonds: 97-11

Benchmark Treasury Yield:	2023 Mortgage Bonds: 0.513% New 2031 Mortgage Bonds: 1.544%

Spread to Benchmark Treasury:	2023 Mortgage Bonds: +125 basis points New 2031 Mortgage Bonds: +158 basis points

Yield to Maturity:	2023 Mortgage Bonds: 1.763% New 2031 Mortgage Bonds: 3.124%

Optional Redemption:

In the case of the 2023 Mortgage Bonds, prior to November 15, 2022, the Company may not redeem the 2023 Mortgage Bonds. At any time on or after November 15, 2022, the Company may, at its option, redeem the 2023 Mortgage Bonds, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2023 Mortgage Bonds being redeemed, plus accrued and unpaid interest to, but not including the redemption date.

In the case of the New 2031 Mortgage Bonds, the Company may, at its option, redeem at any time and from time to time prior to March 1, 2031, some or all of the mortgage bonds at 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, plus a “make-whole premium” calculated based on the Treasury Rate +25 bps.

On or after March 1, 2031, in the case of the New 2031 Mortgage Bonds, the Company may redeem such mortgage bonds, in whole or in part, at 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN:	2023 Mortgage Bonds: 694308 JY4 / US694308JY42 New 2031 Mortgage Bonds: 694308 JT5 / US694308JT56

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting each of Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, MUFG Securities Americas Inc. at 1-877-649-6848 or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.